Exhibit 99.3

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the "Agreement") made as of the 30th day of November, 2023 (the "Effective Date"), by and among Hut 8 Mining Corp., a corporation amalgamated under the laws of British Columbia ("Hut"), Hut 8 Corp., a corporation existing under the laws of the State of Delaware (the "Company"), and Mike Ho, an individual residing in Dubai, UAE (the "Executive").

RECITALS:

WHEREAS pursuant to a transaction involving a business combination of Hut, the Company and U.S. Data Mining Group, Inc. d/b/a US Bitcoin Corp. ("USBTC") by way of a statutory plan of arrangement under the laws of the Province of British Columbia and a merger under the laws of the State of Nevada, pursuant to which, among other things, Hut and USBTC will each become wholly-owned subsidiaries of the Company (the "Transaction"). The closing of the Transaction shall be referred to in this Agreement as the "Closing"; and

WHEREAS upon and subject to Closing, the Company and Hut (together, collectively, the "Hut Group") shall jointly employ the Executive as the Chief Strategy Officer pursuant to the terms, and subject to the conditions, as set out in this Agreement.

NOW THEREFORE in consideration of the foregoing recitals and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1          Definitions.

In this Agreement, unless otherwise defined herein, capitalized terms have the meaning set out in Schedule "A" annexed to this Agreement.

Section 1.2          Extended Meanings.

In this Agreement, words importing the singular include the plural and vice versa and words importing gender include all genders.

Section 1.3          Headings.

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

Section 1.4          References.

References to a specific article, or section are to be construed as references to that specified article, or section of this Agreement, unless the context otherwise requires.

Section 1.5          Currency.

All dollar amounts referred to in this Agreement are in United States currency, unless otherwise specifically indicated.

Article 2

EMPLOYMENT POSITION AND DUTIES

Section 2.1          Employment.

The Executive shall be employed as the Chief Strategy Officer of the Hut Group and shall report to the Chief Executive Officer of the Company, as the case may be. If reasonably requested by the Board, the Executive will also serve as an officer and/or director of subsidiaries or affiliates of the Hut Group. Except as otherwise provided herein, the Executive will not be entitled to any additional compensation for services for other positions or titles that the Executive may hold with any subsidiaries or affiliates of the Hut Group to the extent the Executive is so appointed. The Executive shall work from his home in Dubai, UAE with frequent business travel to Hut's principal offices in Toronto, Ontario and to other international locations as reasonably required to perform the Executive's duties and responsibilities under this Agreement.

The Executive shall perform such duties and responsibilities as set forth on Schedule "B" annexed to this Agreement.

Notwithstanding the foregoing or any other provision in this Agreement, it is agreed to by the Parties to this Agreement that as a condition of the Executive's employment, and carrying out his duties, under this Agreement, the Executive must obtain all necessary authorizations to work in the United States of America within a reasonable period of time after the Closing and until such time as the Executive obtains such necessary authorizations to work in the United States of America, the Executive will not have an active role in the Company, including that he will not have direct reports at the Company and will not frequently travel to the Company's office in the United States of America. When such authorization to work in the United States of America is obtained by the Executive, it is further agreed to by the Executive that he shall, if required by the Hut Group, enter into an amendment to this Agreement or an amended and restated employment agreement that will account for such authorization but will otherwise contain terms and conditions of employment that are substantially similar to the terms and conditions herein.

Section 2.2          Term.

This Agreement will be effective from and subject to the date upon which the Closing occurs and will continue in effect for an indefinite term until it is terminated in accordance with Article 4 (the "Term"). In the event that the Closing does not occur, this Agreement shall be null and void.

Section 2.3          Location.

The Executive shall generally perform services for Hut from his home in Dubai, UAE and/or Hut's principal offices in Toronto, Ontario, and with other business travel as required. The Parties further agree that: (a) any agreements, contracts or other binding commitments concluded by the Executive on behalf of Hut shall be concluded in Canada; (b) while visiting the United States of America or other locations outside of Canada, the Executive shall not negotiate or conclude any agreements, contracts or other binding commitments on behalf of Hut; and (c) the Executive shall not negotiate or conclude any agreements, contracts or other binding commitments on behalf of the Company until such time as the Executive obtains all necessary authorizations to work in the United States of America. The Executive shall keep, or cause to be maintained, and provide to the Hut Group, complete and accurate records of work days spent by the Executive in Canada or the UAE and days spent visiting other global locations as part of his employment hereunder.

Section 2.4          Faithful Service.

(1)	During the Term, the Executive shall:

(a)	well and faithfully serve the Hut Group, as the case may be, and carry out those responsibilities as are necessary to perform the functions associated with the position of Chief Strategy Officer of the Hut Group;

(b)	devote the required skill, experience and attention necessary to carry out the responsibilities consistent with the Executive's position; and

(c)	use the Executive's best efforts to promote the success of the Business and act at all times in the best interests of the Hut Group.

(2)	The Executive acknowledges that the Executive must comply with: (a) the lawful policies and procedures established by the Company from time to time, including any code of ethics or business conduct adopted by the Company (including any future revisions of such policies, procedures or other codes of business conduct); and (b) all applicable laws, rules, regulations and all requirements of all applicable regulatory, self-regulatory and administrative bodies.

Article 3
COMPENSATION AND BENEFITS

Section 3.1          Base Salary.

During the Term, Hut shall pay from its Canadian payroll to the Executive a salary at the rate of US$490,000.00 per annum (the "Base Salary"), less applicable deductions and withholdings, payable in accordance with the Company's regular payroll practices. The Executive's Base Salary may be increased upon annual review by the Board, at the sole discretion of the Board, and once increased shall thereafter be the Base Salary hereunder. The Executive's Base Salary will be converted from United States dollars to Canadian dollars at the average USD:CAD exchange rate (calculated using the Bank of Canada rates) for the calendar month prior to the calendar month of the applicable pay period.

Section 3.2          Annual Bonus.

During the Term, the Executive will be eligible to receive an annual bonus with a target of eighty percent (80%) of Base Salary ("Annual Bonus") in accordance with the achievement of performance metrics, both corporate and personal, as determined by the Board (or a subcommittee thereof) in their sole discretion, acting reasonably, as applicable, at the beginning of the relevant year. Each such Annual Bonus will be payable on such date as is determined by the Board (or a subcommittee thereof), but no later than March 31 of the following fiscal year and in all cases in the calendar year that follows the fiscal year to which the Annual Bonus relates, and will be converted from United States dollars to Canadian dollars at the average USD:CAD exchange rate (calculated using the Bank of Canada rates) for the calendar month prior to the calendar month of the applicable pay period. As a condition to being eligible for an Annual Bonus, the Executive must remain actively employed under this Agreement until the date of payment.

The Executive acknowledges that: (a) terms of the Annual Bonus may change each fiscal year at the discretion of the Company; (b) the Executive has no expectation that in any fiscal year there will be a guaranteed level of bonus; (c) the amount of the bonus, if any, that the Executive may be awarded may change from year to year; and (d) all bonuses are subject to applicable deductions and withholdings. For greater certainty, except as otherwise stipulated in Article 4 of this Agreement, and except as required by Applicable Employment Standards Legislation, no period of notice of termination, if any, or payment in lieu of notice or Severance Period that is given or ought to have been given pursuant to this Agreement or at law that follows or is in respect of a period after the last date of actual and active employment will be considered as extending the Executive's period of employment for the purposes of determining the Executive's entitlements under this Agreement.

Section 3.3          Equity Compensation.

During the Term, the Executive shall be entitled to receive equity-based compensation awards under the equity compensation plan of the Company as in effect from time to time, as determined by the Board (or a subcommittee thereof) in its sole discretion.

Section 3.4          Vacation.

During each full calendar year, the Executive will be entitled to five (5) weeks' vacation, which shall accrue in accordance with the Company's vacation policy, if applicable. Unused vacation may not be carried forward to a subsequent year or paid out upon termination of employment, except as required by Applicable Employment Standards Legislation or Company policy. Vacation is to be taken at a time acceptable to the Company having regard to business requirements.

Section 3.5          Expenses.

The Company or an affiliate shall reimburse the Executive for all out-of-pocket expenses reasonably and properly incurred by the Executive in connection with the Executive's duties hereunder, provided that such expenses are in accordance with the policies of the Company in effect from time to time. To the extent requested by the Company or required under such policies, the Executive shall furnish to the Company statements and receipts for all such expenses. If the reimbursement of any travel expense results in a taxable benefit to the Executive, Hut agrees, and the Company shall cause Hut, to reimburse the Executive the applicable taxes as a result of such taxable benefit.

Section 3.6          Benefits.

The Executive will continue to participate in the applicable benefits plans of the Company and Hut, as the case may be, during the Term subject to and in accordance with the terms and conditions of such plans, as may be amended or terminated. To the extent that there is a superior entitlement under any other Company benefit plan, the Executive shall be entitled to receive such additional benefit subject to and in accordance with its terms and conditions, as may be amended or terminated.

Section 3.7          Tax Filing Reimbursement.

To assist the Executive with the Executive's tax affairs during employment hereunder and without limiting Section 3.5 above, the Company or an affiliate shall reimburse the Executive, on an after-tax basis, for any costs reasonably and properly incurred by the Executive with respect to the Executive's receipt of tax advisory and preparation services from a qualified accounting firm of the Executive's choice, up to US$2,500.00 (the "Cap"), inclusive of any applicable goods and services taxes and sales taxes, on an annual basis and subject to the Executive's submission to the Company of statements and receipts for such costs to the extent requested by the Company. For greater certainty: (a) the Company or an affiliate shall reimburse the Executive for any additional income and payroll taxes and similar amounts imposed on the Executive as a result of any reimbursements received or receivable by the Executive under this Section 3.7 (including reimbursements described in this Section 3.7(a)); and (b) the Cap shall be exclusive of any reimbursements described in Section 3.7(a), which may apply in addition to the Cap.

Section 3.8          Section 409A Compliance.

The intent of the Parties is that payments and benefits under this Agreement be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder (collectively "Code Section 409A"), to the maximum extent possible, or to the extent not so exempt, that they be compliant with Section 409A to the maximum extent possible and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted accordingly. In no event whatsoever shall the Company or its affiliates or any of their respective directors, officers, employees, agents or attorneys be liable for any additional tax, interest or penalty that may be imposed on the Executive by Code Section 409A or damages for failing to comply with Code Section 409A.

To the extent applicable and for purposes of compliance with Code Section 409A: (a) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by the Executive; (b) any right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit; and (c) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

For purposes of Code Section 409A, the Executive's right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes "nonqualified deferred compensation" for purposes of Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean separation from service.  Any provision of this Agreement to the contrary notwithstanding, if at the time of Executive’s separation from service, the Company determines that Executive is a “specified employee” within the meaning of Code Section 409A, then to the extent any payment or benefit that Executive becomes entitled to under this Agreement on account of such separation from service would be considered nonqualified deferred compensation under Code Section 409A, such payment or benefit shall be paid or provided at the date which is the earlier of (i) six (6) months and one (1) day after such separation from service, and (ii) the date of Executive’s death (the “Delay Period”).  Within five (5) days of the end of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or provided to Executive in a lump-sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

All payments of Taxes required to be paid by the Company to the Executive pursuant to Section 3.7 or Section 11.9 shall be paid no later than December 31 of the calendar year following the calendar year in which the Executive remits the Taxes.

Article 4
TERMINATION OF EMPLOYMENT

Section 4.1          Early Termination.

Notwithstanding any other provision in this Agreement, the Executive's employment and this Agreement may be terminated at any time as follows:

(1)	automatically upon the death of the Executive;

(2)	by the Hut Group at any time as a result of the Executive's Disability;

(3)	by the Hut Group at any time for Cause;

(4)	by the Hut Group at any time without Cause by providing written notice to the Executive specifying the effective Date of Termination (which may be immediately);

(5)	by the Executive (in the absence of Good Reason) at any time by providing written notice to the Chair of the Board, together with a written copy being delivered to Hut, specifying the effective date of resignation (such date being not less than eight (8) weeks following the date of the Executive's written notice, the "Resignation Notice Period") it being understood neither the Company nor Hut is under an obligation to utilize the Executive's services during the Resignation Notice Period; or

(6)	by the Executive for Good Reason only after providing written notice to the Chair of the Board, together with a written copy being delivered to Hut, specifying the event or events upon which the Executive is relying to terminate the Executive's employment for Good Reason within ninety (90) days after the initial occurrence thereof, such event or events are not cured by the Company within thirty (30) days after receipt of such notice, and the Executive's resignation occurs within two (2) years following the initial occurrence of such event or events, provided that, in the case of each of Section 4.1(3) and Section 4.1(4) above, such termination shall not occur (A) during the first year of the Term without the approval of the greater of (i) a majority of the members of the Board (excluding the Executive if the Executive is at such time a member of the Board) and (ii) six members of the Board and (B) after the first year of the Term, without approval of a majority of the members of the Board (excluding the Executive if the Executive is at such time a member of the Board).

Section 4.2          Termination for Death, Cause, or Voluntary Resignation.

If this Agreement and the Executive's employment is terminated pursuant to Section 4.1(1), Section 4.1(3) or Section 4.1(5) above, then the Company shall, or the Company shall cause an affiliate to, pay to the Executive or to the Executive's estate, as applicable: (a) accrued and unpaid Base Salary up to the Date of Termination; (b) any accrued and outstanding vacation pay to the Date of Termination; and (c) reimbursement for business and other eligible expenses properly incurred to the Date of Termination ((a), (b) and (c), the "Basic Entitlements"). For clarity, if this Agreement is terminated pursuant to Section 4.1(1), then, in addition to the Company paying, or the Company causing an affiliate to pay, the Executive's Basic Entitlements, the Company or an affiliate shall pay to the Executive's estate any bonus earned but unpaid for any prior fiscal year preceding the year in which the Executive's death occurs. For greater certainty and clarity, if this Agreement is terminated pursuant to Section 4.1(3) or Section 4.1(5) above, then the Executive shall not be entitled to any bonus, pro-rated or otherwise, for the year in which the Date of Termination occurs or for any unpaid bonus for the prior fiscal year in which termination or resignation occurs.

Section 4.3          Termination by Reason of Disability.

If this Agreement and the Executive's employment is terminated pursuant to Section 4.1(2) above, then the Company shall, or the Company shall cause an affiliate to, pay to the Executive (a) the Basic Entitlements; and (b) those termination and severance payments required by Applicable Employment Standards Legislation (with vacation pay calculated to the end of the statutory notice period). The Executive shall continue to participate in Hut's or the Company's health and welfare benefit plans, as applicable, for the minimum statutory notice period and shall not be entitled to any other notice, or payment in lieu of notice in respect of the termination of the Executive's employment.

Section 4.4          Termination without Cause or for Good Reason.

If this Agreement and the Executive's employment are terminated without Cause pursuant to Section 4.1(4) or by the Executive for Good Reason pursuant to Section 4.1(6) above, then the following provisions shall apply:

(1)	the Company shall, or shall cause an affiliate to, pay to the Executive the Basic Entitlements (with vacation pay calculated to the end of the statutory notice period);

(2)	the Company shall, or shall cause an affiliate to, pay any Annual Bonus awarded in respect of the year preceding the year of termination, but not yet paid;

(3)	the Company shall, or shall cause an affiliate to, provide to the Executive an amount equivalent to the Executive's then Base Salary and Annual Bonus at target for a period of twelve (12) months (the "Severance Period") following the Date of Termination and in equal installments on the Company's regular payroll dates over such Severance Period, or at the option of the Company, may make one (1) lump sum payment equal to the same total Base Salary and Annual Bonus at target on the Date of Termination;

(4)	the Company shall continue, or shall cause Hut to continue, all of the Executive's benefits and perquisites (as existed on the date notice of termination is provided) only for the minimum statutory notice period and thereafter, the Company shall, or shall cause an affiliate to, only continue the Executive's group health and dental benefits for the remainder of the Severance Period; and

(5)	long term incentive or other equity awards will be determined in accordance with the terms of the applicable plan and award agreements; provided that with respect to awards that vest (i) solely based on continued service with the Company, such awards shall vest in any tranche scheduled to vest in accordance with the applicable award agreement during the Severance Period and (ii) based on the achievement of performance criteria that occurs during the Severance Period.

Section 4.5          Mitigation.

The Executive is not required to mitigate any of the amounts payable under this Article 4.

Section 4.6          Release.

The Parties agree that the provisions of Section 4.3 and Section 4.4 are fair and reasonable and that the payments, benefits and entitlements referred to in Section 4.3 and Section 4.4 hereof are reasonable estimates of the damages which will be suffered by the Executive in the event of the termination of this Agreement and employment hereunder. Except as otherwise provided in Section 4.3 and Section 4.4, the Executive shall not be entitled to any further notice of termination, payment in lieu of notice of termination, severance, damages, or any additional compensation whatsoever and the amounts payable are inclusive of any statutory payments. As a condition to receiving any payment pursuant to Section 4.3 and Section 4.4 hereof (except for any minimum obligations due and owing to the Executive pursuant to Applicable Employment Standards Legislation), the Executive agrees to deliver a full and final release in a form provided to the Executive by the Company releasing all claims, demands, actions or otherwise against the Company, the Company's affiliates, and each and all of their respective officers, directors, trustees, shareholders, employees, attorneys, insurers and agents.

Section 4.7          Resignation as Director and Officer.

Upon termination of the Executive's employment for Cause, the Executive shall thereupon be deemed to have immediately resigned any position the Executive may have as an officer, director or employee of the Company, together with any other office, position or directorship which the Executive may hold with the Company or any of its affiliates. In such event, the Executive shall, at the request of the Company, forthwith execute any and all documents appropriate to evidence such resignations. The Executive shall not be entitled to any payments in respect of such loss of office/directorship.

Section 4.8          Return of Property.

All equipment, keys, pass cards, credit cards, software, material, written correspondence, memoranda, communication, reports, or other documents or property pertaining to the business of the Company or any of its affiliates used or produced by the Executive in connection with the Executive's employment, or in the Executive's possession or under the Executive's control, shall at all times remain the property of the Company or its affiliate, as applicable. The Executive shall return all property of the Company or any of its affiliates in the Executive's possession or under the Executive's control in good condition forthwith upon any request by the Company or upon any termination of this Agreement and of the Executive’s employment (regardless of the reason for such termination).

Article 5
EXECUTIVE’S COVENANTS

Section 5.1          Company Property.

The Executive acknowledges that all materials of the Company or an affiliate of the Company relating to the business and affairs of the Company or such affiliate, including, without limitation, all Developments, manuals, documents, reports, equipment, working materials and lists of customers or suppliers prepared by the Company or such affiliate or by the Executive in the course of the Executive’s employment are for the benefit of the Company or such affiliate and are and will remain the property of the Company or such affiliate.

Section 5.2          Confidentiality and Intellectual Property Rights.

(1)	While employed during the Term, and following the termination of the Executive's employment (for any reason), the Executive shall not disclose to any Person, nor use for the Executive or another Person’s benefit, any Confidential Information, except as otherwise specifically authorized in writing by the Company or as reasonably required for the Executive to carry out the Executive's duties and responsibilities during employment.

(2)	The Executive acknowledges and agrees that all rights, titles and interests in or to the Developments and all Intellectual Property in and to the Developments shall be owned exclusively by the Company. Without further compensation, the Executive hereby irrevocably quit-claims and assigns to the Company, and agrees to assign to any designee of the Company, the Executive’s entire right, title and interest in and to the Developments and all Intellectual Property in and to the Developments. The Executive understands that this assignment is intended to, and does, extend to Developments currently in existence, in development, as well as Developments which have yet to be created.

(3)	The Executive hereby irrevocably waives, in favour of the Company, its successors, assigns and nominees, all moral rights arising under the Copyright Act (Canada) as amended (or any successor legislation of similar effect) or similar legislation in any applicable jurisdiction, or at common law, to the full extent that such rights may be waived in each respective jurisdiction, that the Executive may have now or in the future with respect to the Developments.

(4)	The Executive shall promptly disclose Developments to the Company, and, at the Company’s expense, perform all actions reasonably requested by the Company (whether during or after the Term) to establish and confirm title and ownership of Developments and all Intellectual Property in and to the Developments (including, without limitation, assignments, consents, powers of attorney and other instruments). The Executive agrees to execute on demand, whether during or after the Term, any applications, transfers, assignments or other documents as the Company may consider necessary for the purpose of either:

(a)	obtaining, maintaining, vesting or assigning absolute title in any Developments and any Intellectual Property related thereto in, to or for the Company; or

(b)	applying for, prosecuting, obtaining, protecting or enforcing any patent, copyright, industrial design or trade-mark registration or any other similar right pertaining to any Intellectual Property in Developments in any country. The Executive further agrees to cooperate and assist the Company in every way possible in the application for or prosecution of rights pertaining to such Intellectual Property.

(5)	In the event the Company is unable, for any reason, after diligent effort, to secure the Executive’s signature on any document needed in connection with the above-mentioned actions, the Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Executive's agent and attorney in fact, which appointment is coupled with an interest to act for and on the Executive’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this Agreement with the same legal force and effect as if executed by the Executive.

(6)	Nothing in this Agreement prohibits the Executive from reporting possible violations of law or regulation to any governmental agency or entity, or making other disclosures that are protected under the whistleblower provisions of federal, provincial or local law or regulation. The Executive does not need the prior authorization of the Company to make any such reports or disclosures and the Executive is not required to notify the Company that Executive has made such reports or disclosures.

(7)	The Executive hereby irrevocably consents to the use of the Executive’s name, picture, portrait, voice, or other likeness or statements made by the Executive in any text, audio and/or visual work, including but not limited to printed materials, photographs, audio recordings, video recordings, films, websites, business or social networking site pages, print, online or other electronic works of authorship, which the Company and/or its affiliates and/or their contractors or representatives produce or publish in relation to the marketing and advertising of the Company’s and/or its affiliates’ products and/or services, in perpetuity and without the requirement of any further consent, attribution or consideration whatsoever. The Executive further hereby grants to the Company and its affiliates and licensees the right to modify, publish, copy, sublicense, and distribute any of the above works, at the Company’s and/or its affiliates’ or licensees’ sole discretion, or any part or remake thereof, in any medium throughout the world in perpetuity.

Section 5.3          Corporate Opportunities.

Any business opportunities relating in any way to the business and affairs of the Company or any of its affiliates which become known to the Executive during the Executive's employment hereunder shall be fully disclosed and made available to the Company and shall not be appropriated by the Executive under any circumstance.

Article 6
NON-COMPETITION

Section 6.1          Non-Competition.

The Executive shall not, during the Term (including, for certainty, the Resignation Notice Period) and for a period of twelve (12) months following the termination of the Executive's employment (the “Non-Compete Tail Period”), for any reason, on the Executive's own behalf or on behalf of any Person, without the prior written consent of the Company, whether directly or indirectly, alone, or through or in connection with any Person,

(1)	carry on or be engaged in a capacity that is the same as or similar to the position occupied by the Executive during the Term, for any undertaking or business in all or part of the Territory which is competitive, in any way, with the Business; or

(2)	have any financial interest in or be otherwise commercially involved in any undertaking or business in all or part of the Territory which is competitive, in any way, with the Business.

Section 6.2          Exception.

Notwithstanding anything to the contrary in Section 6.1, while employed by the Company or the Hut Group, the Executive shall be permitted to hold, strictly for portfolio reasons and as a passive investor, no more than one percent (1%) of the issued and outstanding shares of or any other interest in, any body corporate, which is listed on any recognized stock exchange, the business of which body corporate is competitive, in any way, with the Business. Furthermore, during the Non-Compete Tail Period, the Executive shall be permitted to hold, strictly for portfolio reasons and as a passive investor, no more than twenty-five percent (25%) of the issued and outstanding shares of or any other interest in, any body corporate, the business of which body corporate is competitive, in any way, with the Business.

Article 7
NON-SOLICITATION

Section 7.1          Non-Solicitation of Customers and Suppliers.

The Executive shall not, during the Term (including, for certainty, the Resignation Notice Period) and for a period of twelve (12) months following the termination of the Executive's employment, for any reason, on the Executive's own behalf or on behalf of or in connection with any other Person, without the prior written consent of Company, whether directly or indirectly, in any capacity whatsoever, alone, or through or in connection with any Person, solicit the business of (or assist in the soliciting of the business of) any Customer, Prospective Customer or Supplier for any purpose which is competitive with the Business, including for the purpose of having a Customer, Prospective Customer or Supplier cease doing business with the Company or any of its affiliates.

Section 7.2          Non-Solicitation of Employees.

The Executive shall not, during the Term (including, for certainty, the Resignation Notice Period) and for a period of twelve (12) months immediately following the termination of the Executive's employment, for any reason, on the Executive's own behalf or on behalf of or in connection with any other Person, without the prior written consent of Company, whether directly or indirectly, in any capacity whatsoever, alone, or through or in connection with any Person:

(1)	solicit the employment or engagement of or otherwise entice away from the employment or engagement of the Company or any of its affiliates, any individual who is employed or engaged by the Company or any of its affiliates, whether or not such individual would commit any breach of contract or terms of employment or engagement by leaving the employ or the engagement of the Company or any of its affiliates; or

(2)	assist any Person to solicit the employment or engagement of any individual who is employed or engaged by the Company or any of its affiliates with whom the Executive had contact in the course of the Executive’s employment with the Company during the two (2) year period immediately before the Executive’s employment terminated, or otherwise entice any such individual away from the employment or engagement of the Company or any of its affiliates.

For clarity, the placement by the Executive of advertising in a newspaper or other publication of general circulation, or the engagement of a personnel search agency by the Executive generally (i.e. not specifically in respect of the Company or any of its affiliates), that results in an employee or other individual engaged by the Company or any of its affiliates leaving the employment of or engagement with the Company shall not be considered a violation of this Section 7.2.

Section 7.3          Fiduciary Obligations.

Nothing in this Article 7 is intended to limit the fiduciary obligations that the Executive owes to the Company or Hut or any of their respective affiliates, as the case may be.

Article 8
RECOGNITION

Section 8.1          Recognition.

(1)	The Executive expressly recognizes that Article 5, Article 6 and Article 7 of this Agreement are of the essence of this Agreement, and that the Hut Group would not have entered into this Agreement without the inclusion of those provisions and the Executive’s commitment to abide by same.

(2)	The Executive further recognizes and expressly acknowledges that the application of Article 5, Article 6 and Article 7 of this Agreement will not have the effect of prohibiting the Executive from earning a living in a satisfactory manner in the event of the termination of this Agreement and the Executive's employment.

(3)	The Executive further recognizes and expressly acknowledges that Article 5, Article 6 and Article 7 of this Agreement grant to the Company and its affiliates only such reasonable protection as is necessary to preserve the legitimate interests of the Company and its affiliates and the Executive equally recognizes, in this respect, that the description of the Business and the Territory are reasonable.

Section 8.2          Remedies.

The Executive hereby recognizes and expressly acknowledges that the Company and its affiliates would be subject to irreparable harm should any of the provisions of Article 5, Article 6 or Article 7 be infringed, or should any of the Executive’s obligations hereunder be breached by the Executive, and that damages alone will be an inadequate remedy for any breach or violation thereof and that the Company and/or Hut, in addition to all other remedies, will be entitled as a matter of right to equitable relief, including temporary or permanent injunction to restrain such breach.

Section 8.3          Suspension or Termination of Benefits and Compensation.

In the event that the Company determines that, without the express written consent of the Company, the Executive has breached any provisions of Article 5, Article 6 or Article 7 of this Agreement, the Company will have the right to suspend or terminate any or all remaining payments and/or benefits, if any, referenced in Section 4.4 of this Agreement subject to applicable minimum requirements contained in Applicable Employment Standards Legislation. Such suspension or termination of payments and/or benefits will be in addition to and will not limit any and all other rights and remedies as set out in Section 8.2 of this Agreement that the Company and/or its affiliates may have against the Executive.

Article 9
NON-DISPARAGEMENT

Section 9.1          Non-Disparagement.

The Executive shall not, during and following the Term, engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the business or the Hut Group, its affiliates or its employees. Similarly, the Hut Group shall instruct each of its respective directors and officers to not, during and following the Term, engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity or reputation of the Executive. Nothing in this section is intended to restrict any Party to this Agreement from making comments or providing disclosure as required under applicable laws, including whistleblower legislation, or as required in any investigation, court or arbitration proceeding or action.

Article 10
CONFLICTING OBLIGATIONS

Section 10.1        No Conflicting Obligations.

The Executive represents and warrants to the Hut Group that:

(1)	there exists no agreement or contract, and that the Executive is not subject to any obligation, which restricts the Executive from (i) being employed by the Company and/or Hut; (ii) performing the duties assigned to the Executive pursuant to this Agreement; (iii) soliciting the business of any Person; or (iv) using information within the Executive's knowledge or control which may be useful in the performance of the Executive's duties for the Company and/or Hut;

(2)	in the performance of the Executive's duties for the Company and/or Hut, as the case may be, the Executive shall not improperly bring to the Company or Hut or use any trade secrets, confidential information or other proprietary information of any third party; and

(3)	the Executive shall not infringe the Intellectual Property of any third party.

Section 10.2        Suspension with Pay.

The Executive acknowledges that, during the course of the Executive’s employment, the Board may exercise its discretion to suspend the Executive with pay in furtherance of any internal investigation relating to the Executive’s conduct.

Article 11
GENERAL

Section 11.1        Notices.

Any notice, demand or other communication which is required or permitted by this Agreement to be given or made by a party hereto must be in writing and be sufficiently given if delivered personally, sent by pre-paid registered mail, or via electronic mail at the following addresses:

(1)	to the Company at:

1221 Brickell Avenue, Suite 900
Miami, FL 33131

Attention: Chairman of the Board

(2)	To Hut at:

24 Duncan Street, Suite 500
Toronto, ON M5V 2B8

Attention: Chief Executive Officer

(3)	to the Executive at:

[***]

Attention: Mike Ho

or at such other address as any party may from time to time advise the other party by notice in writing. Every notice or other communication will be deemed to have been received, (a) on the date of receipt, if given by personal delivery or electronic mail, and (b) the fifth Business Day after which it is mailed, if sent by registered mail. Notwithstanding the foregoing, if a strike or lockout of postal service is in effect, or generally known to be impending, notice must be effected by personal delivery.

Section 11.2        Survival.

Notwithstanding the termination of this Agreement, each party shall remain bound by the provisions of this Agreement which by their terms impose obligations upon that party that extend beyond the termination of this Agreement.

Section 11.3        Further Assurances.

The Parties shall, with reasonable diligence, do all things and provide all reasonable assurances as may be required to give effect to this Agreement and carry out its provisions, including providing such further documents or instruments reasonably required by any other party.

Section 11.4        Assignment.

Except as otherwise expressly provided herein, neither this Agreement nor any rights or obligations are assignable by the Executive. The Company may assign this Agreement to any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. The Executive, by the Executive's signature hereto, expressly consents to such assignment and, provided that such successor agrees to assume and be bound by the terms and conditions of this Agreement. All references to the "the Company" herein shall include any such successor.

Section 11.5        Entire Agreement.

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and which further includes understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements by or among the Parties in connection with the subject matter hereof except as specifically set forth herein; provided, however, that nothing herein modifies, supersedes, voids or otherwise alters the Executive's non-competition, non-solicitation, confidentiality, non-disparagement, or similar obligations in any other agreements or contractual obligations to the extent relating to acts or omissions prior to the effectiveness of this Agreement.

Section 11.6        Amendment and Waiver.

Except as permitted by the terms of this Agreement, no supplement, modification, amendment or waiver of this Agreement will be binding unless executed in writing by all of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar) nor will such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 11.7        Accessibility.

The Company is committed to complying, or causing its affiliates to comply, as the case may be, with the Accessibility for Ontarian's with Disabilities Act, 2005, and any other applicable accessibility or similar legislation, to accommodate its employees with disabilities. Should the Executive require accommodation, the Executive may contact a representative of the Company's Human Resources Department.

Section 11.8        Compliance with Employment Standards Legislation.

In the event that the minimum standards set out in the Applicable Employment Standards Legislation (as may be amended from time to time) are more favourable to the Executive in any respect than a term or provision provided for in this Agreement, the Executive and the Company agree that the statutory provisions will apply in respect of that term or provision.

Section 11.9        Withholding Tax.

All remuneration paid to the Executive pursuant to this Agreement will be subject to withholding and deduction of all amounts required under applicable laws in respect of taxes (including income and payroll taxes), social security contributions, employment insurance premiums, government pension premiums and similar amounts ("Tax"). The Hut Group shall indemnify the Executive at all times during and after the Term for Tax liabilities (including in respect of any applicable interest or penalties) arising as a result of the Hut Group failing to report income or withhold Tax as may be required pursuant to the laws of a jurisdiction other than the jurisdiction in which the Executive resides. The foregoing indemnity is conditional upon the Executive co-operating with Hut Group to undertake such mitigation measures that the Hut Group considers advisable. The above indemnity shall not apply in respect of losses, claims or demands arising as a result of the Executive's failure to meet individual Tax filing, reporting or payment obligations. This Section 11.9 shall survive any termination of this Agreement.

Section 11.10      Indemnity.

In addition to any rights to indemnification to which Executive is entitled (i) under Section 11.9, and (ii) the Company's certificate of incorporation, bylaws, agreements or policies or applicable law, the Company shall indemnify Executive at all times during and after the Term to the maximum extent permitted under applicable law, and shall pay the Executive's expenses (including legal fees and expenses) actually and reasonably incurred in defending any civil action, suit or proceeding in advance of the final disposition of such action, suit or proceeding to the maximum extent permitted under such applicable law for Executive's action or inaction on behalf of the Company under the terms of this Agreement. At all times during and after the Term, the Executive shall be covered to the same extent as other officers and employees of the Company of similar title, office or rank under any liability insurance policy maintained by the Company with respect to such officers and employees. This Section 11.10 shall survive any termination of this Agreement.

Section 11.11     Successors and Assigns.

This Agreement will enure to the benefit of and be binding upon the Parties and their respective heirs, executors and administrators or successors and permitted assigns, as the case may be.

Section 11.12     Preamble/Recital.

The Executive, the Company and Hut acknowledge and agree that the provisions contained in the preamble/recital section of this Agreement forms an integral part of this Agreement and may be relied upon by any Party.

Section 11.13     Severability.

If any provision in this Agreement is determined to be invalid, void or unenforceable by the decision of any court of competent jurisdiction, which determination is not appealed or appealable for any reason whatsoever, the provision in question will not be deemed to affect or impair the validity or enforceability of any other provision of this Agreement and such invalid or unenforceable provision or portion thereof will be severed from the remainder of this Agreement.

Section 11.14     Independent Legal Advice.

The Executive acknowledges that the Executive has been advised to obtain, and that the Executive has obtained or has been afforded the opportunity to obtain, independent legal advice with respect to this Agreement and that the Executive understands the nature and consequences of this Agreement.

Section 11.15      Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Any legal action brought by Hut Group related to this Agreement may be brought by the Company and/or Hut jointly or individually.

Section 11.16      Notification of New Employer.

The Executive agrees to disclose the existence of the Executive’s obligations to the Company and its affiliates under this Agreement to all third parties who engage or employ or otherwise become associated or have a business relationship with the Executive after the date hereof, and hereby irrevocably consents to the Company’s and its affiliates’ contacting any and all such third parties at any time and providing them with a copy of this Agreement to verify compliance with the terms hereof. The Executive shall not assert, and hereby releases the Company and its affiliates from, any claims relating to the Company’s or its affiliates’ communications or actions with respect to any third parties pursuant to the foregoing provisions.

Section 11.17     Counterparts.

This Agreement may be executed by the Parties in one or more counterparts, each of which when so executed and delivered will be deemed to be an original and such counterparts will together constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Effective Date.

HUT 8 CORP.

By:	/s/ Jaime Leverton
Authorized Signing Officer

HUT 8 MINING CORP.

/s/ Aniss Amdiss
Authorized Signing Officer

Agreed to and accepted this 30th day of November, 2023.

/s/ Mike Ho
Mike Ho Chief Strategy Officer

SCHEDULE "A"
DEFINITIONS

"Applicable Employment Standards Legislation" means Ontario's Employment Standards Act, 2000 and its regulations, and includes, for greater certainty herein, any other applicable employment standards or similar legislation and its associated regulations, as may be amended from time to time and any successor legislation.

"Board" means the Board of Directors of the Company.

"Business" means the business of the Hut Group and its affiliates being a digital asset mining and high-performance computing infrastructure provider, and as such may change or evolve in accordance with the business and strategic planning.

"Business Day" means any day of the year which the Toronto Stock Exchange and NASDAQ are open for business.

"Cause" means: (a) any material neglect of duty or misconduct by the Executive in discharging the Executive's duties and responsibilities hereunder; (b) a material breach of the terms of this Agreement; (c) any act or failure to act by the Executive, the result of which is materially detrimental to the business or reputation of the Company or any of its affiliates; (d) repeated failure on the part of the Executive to perform the Executive's duties following written notification by the Chair of the Board or the person to whom the Executive is required to report of the Executive's failure to perform such duties; (e) any material failure or refusal by the Executive to comply with the reasonable policies, rules and regulations of the Company or any of its affiliates; (f) the Executive's conviction of, or plea of guilty or nolo contendere to, any criminal offence where such conviction or plea is materially detrimental to the Business or reputation of the Company and its affiliates; (g) commission of an act of fraud, embezzlement, or misappropriation by the Executive of the Company's or any of its affiliates' property or assets; or (h) any other act or omission or series of acts or omissions by the Executive that would, pursuant to Applicable Employment Standards Legislation or at common law, permit the Company to, without notice or payment in lieu of notice, terminate the Executive employment.

"Confidential Information" means all information disclosed to or known by the Executive as a consequence of or through the Executive's employment with the Company or any of its affiliates that is not generally known to the public and which relates to any aspect of the business or affairs of the Company or any of its affiliates, their clients, customers or suppliers or any other party with whom the Company agrees to hold information of such party in confidence. Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing or designated or marked as confidential):

(a)	work product resulting from or related to work or projects performed or to be performed by the Company or an affiliate, including, but not limited to, the interim and final lines of inquiry, hypotheses, research and conclusions related thereto and the methods, processes, procedures, analysis, techniques and audits used in connection therewith;

(b)	information relating to Developments (as hereinafter defined) prior to any public disclosure thereof, including, but not limited to, the nature of the developments, production data, technical and engineering data, test data and test results, the status and details of research and development of products and services, and information regarding acquiring, protecting, enforcing and licensing proprietary rights (including patents, copyrights and trade secrets);

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(c)	internal personnel and financial information of the Company or any of its affiliates, vendor names and other vendor information, purchasing and internal cost information, internal services and operational manuals;

(d)	marketing and development plans, price and cost data, price and fee amounts, pricing and billing policies, quoting procedures, marketing techniques and methods of obtaining business, forecasts and forecast assumptions and volumes, and future plans and potential strategies of the Company or any of its affiliates which have been or are being discussed, customer names and customer information;

(e)	contracts and their contents, client services, data provided by clients and the type, quantity and specifications of products and services purchased, leased, licensed or received by clients of the Company or any of its affiliates; and

(f)	all other information of the Company or any of its affiliates which becomes known to the Executive as a result of employment with the Company or any of its affiliates, which the Executive, acting reasonably, believes is confidential information of the Company or any of its affiliates or which the Company or any of its affiliates takes measures to protect, provided that the Executive is aware or ought to be aware of such measures, but Confidential Information does not include:

(i)	information that becomes publicly known through no breach of this Agreement and no breach by any other Persons who were under confidentiality obligations with respect to the item or items involved; or,

(ii)	information, the public disclosure of which is required to be made by any law, regulation, governmental authority or court (to the extent of the requirement), provided that before disclosure is made, notice of the requirement is provided to the Company where it is within the Executive's control to provide such notice, and to the extent possible in the circumstances, the Company and/or its affiliate is afforded an opportunity to dispute the requirement.

"Customer" means any Person who, during the Term (including, for certainty, the Resignation Notice Period), or in the case of termination of employment, in the two (2) years preceding the Date of Termination of the Executive's employment hereunder for any reason, has purchased, leased or licensed from the Company or its affiliates, any product or services produced, sold, licensed, or distributed by the Company or any of its affiliates in respect of the Business.

"Date of Termination" means the earlier of: (i) the date specified in the written notice of termination provided pursuant to Section 4.1; (ii) the end of the Resignation Notice Period; or (iii) Executive's last date of actual and active employment.

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"Developments" means any discovery, invention, design, improvement, concept, design, specification, creation, development, treatment, computer program, method, process, apparatus, specimen, formula, formulation, product, hardware or firmware, any drawing, report, memorandum, article, letter, notebook and any other work of authorship and ideas (whether or not patentable or copyrightable) and legally recognized proprietary rights (including, but not limited to, patents, copyrights, trademarks, topographies, know-how and trade secrets), and all records and tangible embodiments relating to the foregoing, that:

(a)	result or derive from the Executive's employment with the Company or any of its affiliates or from the Executive's knowledge or use of Confidential Information;

(b)	are conceived or made by the Executive (individually or in collaboration with others) in the discharge of the Executive's duties hereunder;

(c)	result from or derive from the use or application of the resources of the Company or any of its affiliates; or

(d)	relate to the business operations of the Company or any of its affiliates or the actual or demonstrably anticipated research and development by the Company or any of its affiliates.

"Disability" means the Executive's inability to substantially fulfil the Executive's duties on behalf of the Company or Hut for a continuous period of six (6) months or more or for an aggregate period of twelve (12) months or more during any consecutive eighteen (18) month period, and if there is any disagreement between the Company and the Executive as to the Executive's Disability or as to the date any such Disability began or ended, such disagreement will be determined by a physician mutually acceptable to the Company and the Executive whose determination will be conclusive evidence of any such Disability and of the date any such Disability began or ended.

"Good Reason" shall mean the occurrence of any of the following events without the Executive's consent:

(a)	the unilateral relocation of the Executive's principal workplace to a location that is more than 100 kilometers from the Executive's then current principal work location as described in Section 2.1;

(b)	a reduction of 10% or more in the Executive's Base Salary (unless such reduction is applied to all senior executives of the Company); or

(c)	a material diminution in the Executive's job duties, responsibilities or authority after the Closing.

"Intellectual Property" shall mean all common law, statutory and other intellectual and industrial property rights, including, without limiting the generality of the foregoing:

(a)	rights to any patents, trademarks, service marks, trade names, domain names, copyright, database rights, designs, industrial designs, trade secrets, integrated circuit rights and topography rights; and

(b)	all domestic and foreign registrations, applications, divisionals, continuations, continuations-in-part, re-examinations and renewals thereof.

"Party" means any of the Executive, Hut or the Company, as the case may be, and together shall, collectively, be the "Parties".

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"Person" means a natural person, partnership, limited liability partnership, company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.

"Prospective Customer" means (i) any Person solicited by the Executive on behalf of the Company or its affiliates for any purpose relating to the Business at any time during the Term (including, for certainty, the Resignation Notice Period), and in the case of termination within the two (2) year period immediately preceding the date of termination of the Executive's employment hereunder, for any reason; and (ii) any Person solicited by the Company or any of its affiliates with the Executive's knowledge for any purpose relating to the Business at any time during the Term (including, for certainty, the Resignation Notice Period), and in the case of termination within the twelve (12) month period immediately preceding the date of the termination of the Executive's employment hereunder.

"Supplier" means any Person who, during the Term (including, for certainty, the Resignation Notice Period), and in the case of termination, in the two (2) years preceding the date of termination of the Executive's employment hereunder for any reason, has sold to the Company or its affiliates, any products or services that are or may be used by the Company or any of its affiliates as an integral part of the Business.

"Territory" means the Province of Ontario, the Province of Alberta and the States of Florida, New York and Nebraska or any other state in the United States of America or Province in Canada in which the Hut Group or any of its affiliates have operations.

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SCHEDULE "B"

DUTIES AND RESPONSIBILITIES

•	Strategic Planning: Work with the Chief Executive Officer of the Company, the Board of Directors of the Company and the extended Senior Leadership team of the Company to develop and reﬁne overall strategic vision, ensuring alignment with market trends, technological advancements, and business objectives.

•	Lead the development of short-term and long-term strategic plans, outlining actionable goals and milestones.

•	Conduct market analysis, competitive intelligence, and customer research to identify growth opportunities and potential threats.

•	Business Development: Identify, evaluate, and pursue strategic partnerships, alliances, and investment opportunities that align with the Company's objectives.

•	Collaborate with cross-functional teams to explore new markets, develop entry strategies, and establish a strong market presence.

•	Negotiate business agreements, contracts, and collaborations with external partners.

•	Innovation and Disruption: Drive innovation initiatives within the Company, encouraging creative thinking and fostering a culture of continuous improvement.

•	Identify disruptive technologies and trends in Bitcoin mining, blockchain, high performance computing and related ﬁelds, evaluating their potential impact on the Company's business model.

•	Oversee the development of innovative products, services, and solutions that differentiate the Company.

•	Risk Management: Evaluate risks associated with business strategies and propose risk mitigation measures to protect the Company's interests.

•	Ensure compliance with regulatory requirements and industry standards, staying abreast of changes in cryptocurrency regulations and policies.

•	Collaborate with legal and compliance teams to navigate legal challenges and maintain a strong ethical standing in the industry.

•	Stakeholder Communication: Communicate the company's strategic direction and progress to internal stakeholders, including the executive team, employees, and investors.

•	Foster an environment of, and engage in, ethical and responsible decision making.

•	Carryout such other duties and responsibilities as is customary for a Chief Strategy Officer of a company in a similar industry and stage of development, as the Chief Executive Officer and/or the Board of Directors of the Company may reasonably request from time to time.

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